Clifton receives payment extension on Quebec property

Mr. Harry Miller reports

CLIFTON STAR RESOURCES, INC. AND OPTIONORS AGREE

TO AMEND PROPERTY AGREEMENTS FOR THE BEATTIE-

DONCHESTER-DUMICO GOLD PROPERTY IN DUPARQUET, QUEBEC

The property owners have agreed to the following material changes to the property agreements governing Clifton Star Resources, Inc.'s right to earn an undivided 100-per-cent interest in the Beattie-Donchester-Dumico gold property in Duparquet township, Quebec.

Firstly, Clifton Star and the optionors have agreed to extend the date of the $8.5-million property payment from July 1 to Dec. 1, 2009. Secondly, in recognition of the project's potential value and the fact that the terms of the existing agreements with Clifton Star have served as an impediment to the development of the property, the optionors are willing to consider amendments to the property agreements which would (a) delay the payment dates further, and (b) potentially link future payments to the occurrence of certain milestones in the development of the property. It is the optionor's intent to recast the property payments in more "investor- friendly" terms so as to expedite financings and ultimately develop the properties into production.

The original agreements between Clifton Star and the optionors are dated May 6, 2008, and later amended on July 22, 2008. These agreements, among other things, defined a series of projected payments with $8.5-million due of July 1, 2009, a final payment of $40-million due July 1, 2010, plus an additional bonus payment based on a finding of four million ounces of Au as a result of a feasibility study. See SEDAR filings dated May 6, 2008, and Oct. 22, 2008. The final payments are now subject to revision.

Harry Miller, president and chief executive officer of Clifton Star, comments as follows:

"We are pleased to work with the optionors to forge a 'win-win' situation for the exploration and development of our large flagship project. The deferment of the July 1 payment to Dec. 1 allows Clifton Star greater flexibility to finance this commitment. More importantly, the willingness of the optionors to consider further amendments which would recast or link the payments to project milestones and/or production would significantly improve Clifton Stars ability to finance its development. Their consideration to forego short-term gains in return for potentially long-term benefits is a testimony to their unwavering belief in the ultimate gold potential of the Beattie et al. We look forward to crafting new amendments to our agreements in the upcoming weeks that will benefit all the stakeholders in the project."

We seek Safe Harbor.